EXHIBIT 99.1

Endeavour Silver Produces 1,875,375 Oz Silver and 11,740 Oz Gold, for a total of 3.3 Million Silver Equivalent Oz in Q1 2026

VANCOUVER, British Columbia, April 08, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports first quarter 2026 production of 1,875,375 silver ounces (“oz”), 11,740 gold oz, and in combination with base metals, a silver equivalent (1) (“AgEq”) production of 3.3 million oz. All dollar amounts are in US dollars ($).

"We are pleased to report robust production for the first quarter of 2026, highlighted by steady performance at Terronera, which delivered improved grades and recoveries without any significant shutdowns,” commented Dan Dickson, Chief Executive Officer. “Guanaceví continued to perform consistently, and Kolpa not only enhanced its processing capabilities despite adverse weather but is now set to increase production to 2,500 tonnes per day for the quarters ahead. Our team's dedication and adaptability have been instrumental in navigating market conditions and operational transitions, laying a solid foundation for the rest of the year."

Q1 2026 Production Overview

  Terronera Ramp up and Optimization: Throughput was consistent with plan, while metal recoveries improved through continued process refinement. March recoveries were in line with management targets and are expected to continue going forward.

  Guanaceví Shows Resilience: Due to lower silver grades and lower plant throughput than planned, silver production was slightly below plan with gold grades and recoveries in line with plan.

  Kolpa Plant Expansion: During March 2026, new crushers and a new 14´x 24´ ball mill were commissioned to enable throughput of 2,500 tonnes per day (tpd) in the upcoming quarters. A high intensity of rainfall during the quarter increased moisture content of processed material and caused limited power outages, slowing down crushing and plant operations and reducing throughput and metal production, with continued stable grades and recoveries.

  Bolañitos Sale Finalized: On January 15, 2026 the Company completed the sale of the Bolañitos silver and gold mine (see news release from November 24, 2025 here). The first 15 days of 2026, mine production are included in the Company’s production results.

  Metal Sales and Inventories: Sold 1,642,220 silver ounces and 10,942 gold ounces during the first quarter. A total of 419,699 silver ounces and 1,405 gold ounces of bullion inventory and 72,048 silver ounces and 575 gold ounces in concentrate inventory were held as at March 31, 2026. At the end of the first quarter, silver and gold prices experienced downward pressure and management decided to hold bullion inventory temporarily.

Q1 2026 Mine Operations

Consolidated silver production was 1,875,375 oz in Q1 2026, slightly below plan, and 56% higher than 1,205,793 oz produced in Q1 2025. Higher production is attributed to the addition of 530,118 oz from Kolpa and 533,301 oz from Terronera, partially offset by the sale of Bolañitos. Silver production at Guanaceví was 22% lower than Q1 2025, predominantly due to 18% lower silver grades and 7% lower throughput.

Consolidated gold production was 11,740 oz in Q1 2026, 41% higher than 8,338 oz produced in Q1 2025. Higher production is primarily attributable to the addition of 8,478 oz from Terronera, partially offset by the sale of Bolañitos. Gold production at Guanacevi was 31% lower than Q1 2025, predominantly due to the 22% lower gold grade and 7% lower throughput.

Terronera’s production was in line with plan and is expected to increase during the year as mine development accesses higher-grade areas by Q3 2026. The February security events in Jalisco had minimal impact at Terronera. Operations were paused for three days to ensure safety of our employees, with a minor impact on overall throughput. Terronera recoveries averaged 84.0% for silver and 72.7% for gold, both slightly below Q1 plan. During the first quarter, plant management refined processes to improve recoveries which gradually improved throughout the period. In March, recoveries were in line with plan and are expected to further improve with additional optimization. Ore grades of 113 grams per tonne (g/t) for silver and 2.07 g/t of gold were in line with plan for the quarter.

Guanaceví throughput was 7% lower than Q1 2025 and 7% lower than plan, primarily due to a transformer failure which caused a 2.5-day shutdown of the tailing filters. Supplies of local third-party mill feed continued to supplement Guanaceví production, amounting to 27% of quarterly throughput.

In Q1 2026, Kolpa's throughput was 171,727 tonnes producing 530,118 oz of silver. The material processed had average grades of 106 g/t silver and 3.05% lead, 1.97% zinc and 0.20% copper. During March 2026, new crushers and a new 14’ x 24’ ball mill were commissioned and will enable throughput of 2,500 tpd in the upcoming quarters. Huancavelica, the region of Peru where Kolpa is located, experienced an unusually high intensity of rainfall in Q1 2026, attributing to a delay in ramping up the plant expansion and leading to increased water treatment and higher humidity of material processed. Additionally, with increased metal prices, increased mining and construction activities in Peru has resulted in labour shortages throughout the mining industry. Despite this, the plant operated efficiently and is on schedule to increase throughput during Q2 2026.

Consolidated Production Highlights for the Three Months Ended March 31, 2026

Three Months Ended March 31, 2026
	2026	2025	% Change
Throughput (tonnes)	456,657	209,507	118%
Silver ounces produced	1,875,375	1,205,793	56%
Gold ounces produced	11,740	8,338	41%
Lead tonnes produced	4,939	-	N/A
Zinc tonnes produced	2,842	-	N/A
Copper tonnes produced	66	-	N/A
Payable silver ounces produced	1,815,142	1,193,358	52%
Payable gold ounces produced	11,375	8,188	39%
Silver equivalent ounces produced[1]	3,341,943	1,872,833	78%
Silver ounces sold	1,642,220	1,223,684	34%
Gold ounces sold	10,942	8,538	28%

1 Silver equivalent (AgEq) is calculated using 90 silver oz to 1 gold oz; 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne
Totals may not add up due to rounding

Production Tables for the Three Months Ended March 31, 2026 for the Mexican Operating Mines

Three Months Ended March 31, 2026	Terronera	Guanacevi	Bolanitos
Tonnes processed	175,418	95,524	13,988
Tonnes per day	1,949	1,061	933
Silver ounces produced	533,301	793,560	18,396
Silver grade g/t	113	285	47
Silver recovery	84.0%	90.7%	86.2%
Gold ounces produced	8,478	2,769	493
Gold grade g/t	2.07	1.02	1.27
Gold recovery	72.7%	88.4%	86.5%
Silver Equivalent ounces produced(1)	1,296,348	1,042,779	62,766

Totals may not add up due to rounding

Production Tables for the Three Months Ended March 31, 2026 for the Peruvian Operating Mine

Three Months Ended March 31, 2026	Kolpa
Tonnes processed	171,727
Tonnes per day	1,908
Silver ounces produced	530,118
Silver grade g/t	106
Silver recovery %	90.6%
Lead tonnes produced	4,939
Lead grade %	3.05%
Lead recovery %	94.3%
Zinc tonnes produced	2,842
Zinc grade %	1.97%
Zinc recovery %	84.0%
Copper tonnes produced	66
Copper grade %	0.20%
Copper recovery %	19.6%
Silver Equivalent ounces produced(1)	940,050

Totals may not add up due to rounding

About Endeavour Silver

Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Q1 2026 Financial Results and Conference Call

Q1 2026 financial results will be released after market close on Wednesday May 6, 2026, and Management will host a conference call the next day, Thursday May 7, 2026, at 10:00 a.m. Pacific Time / 1:00 p.m. Eastern Daylight Time to discuss the results.

Date:	Thursday May 7, 2026

Time:	10:00am Pacific Time / 1:00pm Eastern Daylight Time

Telephone:	Canada & US + 1-833-752-3348

International + 1-647-846-2804

Replay:	Canada & US +1- 855-669-9658
International +1-412-317-0088
Access code is 7015869; audio replay will be available on the Company’s website

Contact Information

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding increased production at Kolpa; operations at the Company’s properties continuing to meet management targets; ramp up of production at Terronera; mining operations; improvement of recoveries; the Company’s plans to drive organic growth, create lasting value and become a leading senior silver producer; and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form Dated March 27, 2026 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.